Exhibit 3.36

AMENDED AND RESTATED

DECLARATION OF OPERATION

OF

OLD TOWN LLC

a Virginia limited liability company

This Amended and Restated Declaration of Operation (the “Declaration”) of Old Town LLC, a Virginia limited liability company (the “Company”), is made effective as of the 24th day of September, 2004 (the “Effective Date”) by NEWMARKET SERVICES CORPORATION, a Virginia corporation, as the sole member of the Company (the “Member”).

RECITALS

A. The Company was formed as a Virginia limited liability company pursuant to the Virginia Limited Liability Company Act, as amended from time to time (the “Act”), by virtue of Articles of Organization filed with the Virginia State Corporation Commission effective April 18, 2001.

B. The original members of the Company, Bruce C. Gottwald and Floyd D. Gottwald, Jr. (the “Original Members”), are parties to that certain Operating Agreement of the Company dated April 18, 2001 (the “Original Operating Agreement”).

C. Effective as of the date hereof, the Member has acquired 100% of the membership units in the Company previously owned by the Original Members.

D. The Member wishes to execute this Declaration as a replacement for the Original Operating Agreement.

1.	Organization.

The sole Member of the Company hereby:

(i) confirms and agrees to its status as the sole Member of the Company; and

(ii) executes and adopts this Declaration as an Operating Agreement of the Company pursuant to §13.1-1023 of the Act.

2.	Name.

The name of the limited liability company is “Old Town LLC”.

3.	Governing Law.

Except as otherwise provided herein or the Articles of Organization of the Company, all questions with respect to the rights and obligations of the Member and any

Manager of the Company, the construction, enforcement and interpretation hereof, and the formation, administration and termination of the Company shall be governed by the provisions of the Act and other applicable laws of the Commonwealth of Virginia.

4.	Purposes.

The Company has been formed to transact any lawful business not required to be stated specifically in this Declaration and for which limited liability companies may be formed under the Act.

5.	Management.

(a) The Company shall be managed by one or more Managers. The initial Manager shall be Bruce R. Hazelgrove.

(b) Subject to the limitations set forth below, the Manager shall have the complete power and authority to take any and all action on behalf of the Company, execute and deliver any and all documents, agreements, instruments, certificates and related items on behalf of the Company, and make all decisions of the Company. No person dealing with the Company shall be required to inquire into the authority of the Manager to take any action, execute and deliver any and all documents, agreements, instruments, certificates and related items on behalf of the Company, or to make any decision.

(c) Notwithstanding anything set forth herein to the contrary, the Manager shall not, without the consent of the Member, (i) assign, transfer, pledge, compromise, or release any of the Company’s claims or debts except upon payment in full, (ii) borrow money in the name of the Company or use Company assets as collateral for any loans, (iii) sell or otherwise transfer any significant asset of the Company, (iv) purchase any real property, or (v) enter into any material contract or agreement not in the ordinary course of the Company’s business.

(d) The Manager may be removed, with or without cause, at any time by the Member. In addition, the Manager may resign at any time upon written notice to the Member, and no acceptance of a resignation shall be necessary to make it effective. Any new or replacement Manager shall be elected or appointed by the Member.

6.	Tax Treatment.

The Member intends that the Company be disregarded for federal income tax purposes as long as there is only one Member, and that if there is ever more than one Member, that the Company be classified as a partnership for federal income tax purposes and this Agreement shall be interpreted accordingly. The Member authorizes and directs the Manager to prepare and file such forms as are required to elect such tax treatment.

7.	Indemnification.

Any Manager or Member shall be indemnified for any damages and related expenses (including, but not limited to attorneys’ fees) due to any act performed or omitted to be performed by any of them in connection with the business of the Company, except for willful misconduct or a knowing violation of the criminal law.

8.	Limited Liability.

The Member hereby acknowledges and agrees that the liability of any Member or any Manager to the Company or any of the Members shall be eliminated, unless such Member or Manager is adjudged to have engaged in willful misconduct or a knowing violation of the criminal law.

9.	Membership Units.

The Company shall have only one class of membership units having the same voting and economic rights. To the extent the Original Operating Agreement created separate classes of membership units having different voting and economic rights, all such outstanding units are hereby automatically converted into membership units having the same voting and economic rights as set forth in this Section 9.

10.	Prior Agreements.

This Declaration constitutes the sole agreement of the Member with respect to the Company and its management and operations and replaces and supersedes any other agreements with respect thereto, including, without limitation, the Original Operating Agreement.

IN WITNESS WHEREOF, the sole Member has executed this Declaration under seal as of the date first above written.

SOLE MEMBER:

NEWMARKET SERVICES CORPORATION

By:	/s/ David A. Fiorenza
Name:	David A. Fiorenza
Title:	Vice President